THE MAINSTAY FUNDS
51 Madison Avenue
New York, NY 10010

August 21, 2009

VIA EDGAR
Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	The MainStay Funds – Schedule 14A

Dear Ms. Hatch:

This letter responds to comments you provided telephonically to Thomas C. Humbert Jr. regarding the Schedule 14A relating to the subadvisor proxy statement involving the MainStay Tax Free Bond Fund, a series of The MainStay Funds (the “Registrant”) which was filed with the Commission on July 17, 2009.

Your comments and the Registrant’s responses thereto are provided below.

Comment 1:  In the section on page 9 of the proxy statement, entitled, “What are the Terms of the Subadvisory Agreement,” you asked us to confirm the status of the contractual and voluntary expense waiver arrangements and whether MacKay Shields will share equally in both.

Response:  We confirm that the Fund has both a contractual management fee waiver and a total expense limitation agreement, and that MacKay Shields, the proposed Subadvisor, has voluntarily agreed to share equally in both.

Comment 2:  In the section on page 11 of the proxy statement, entitled, “Were there any Other Changes Approved by the Board in Connection With the Approval of the Subadvisory Agreement?” you asked us to confirm whether there were any changes to the Fund’s investment strategy.

Response:  We confirm that there were no changes to the Fund’s investment strategy.

Comment 3:  In the section on page 12 of the proxy statement, entitled, “Current Management Agreement,” you asked us to insert any applicable termination date for the management fee waiver, and to include a sentence affirming that the fee waiver may be modified or terminated only with Board approval.

Response:  We have revised this disclosure as per your request.

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If you have any questions concerning the foregoing, please contact me at (973) 394-4436.

Sincerely,

/s/ Barry E. Simmons
Assistant Secretary
The MainStay Funds

cc:	Marguerite E. H. Morrison, New York Life Investment Management LLC
Sander Bieber, Dechert, LLP